Exhibit 99.2

VectivBio Publishes Invitation to the Annual General Meeting

May 10, 2023

BASEL, Switzerland, May 10, 2023 (GLOBE NEWSWIRE) — VectivBio Holding AG (“VectivBio”) (Nasdaq: VECT), a clinical-stage biopharmaceutical company pioneering novel transformational treatments for severe rare conditions, today published the invitation to the 2023 Annual General Meeting, which will be held on Thursday, June 1, 2023, at 3:00 p.m. CEST / 9:00 a.m. EDT at Memox (meeting room “Small Space”), Elisabethenstrasse 15, 4051 Basel, Switzerland.

Shareholders entered in the company’s share register with the right to vote as of May 2, 2023, at 10:00 p.m. CEST / 4:00 p.m. EDT will be entitled to participate in the 2023 Annual General Meeting. Shareholders may also be represented at the 2023 Annual General Meeting by the independent proxy or their proxy, who does not need to be a shareholder, by completing and signing a proxy form. Such proxy form can be downloaded on the Computershare portal alongside the admission ticket. For further information on how to attend the 2023 Annual General Meeting, to exercise rights, to issue voting instructions to the independent proxy or to grant proxy, shareholders can access the invitation to the 2023 Annual General Meeting at www.edocumentview.com/VECT.

About VectivBio AG

VectivBio (Nasdaq: VECT) is a global clinical-stage biotechnology company focused on transforming the lives of patients with severe rare conditions. Our lead product candidate is apraglutide, a next-generation, long-acting synthetic GLP-2 analog being developed for a range of rare gastrointestinal diseases where GLP-2 can play a central role in addressing disease pathophysiology, including short bowel syndrome with intestinal failure (SBS-IF) and acute Graft-versus-Host Disease (aGVHD).

VectivBio is also advancing its modular, small molecule CoMET platform to address a broad range of previously undruggable Inherited Metabolic Diseases (IMDs). Candidates from the CoMET platform are initially being evaluated in methylmalonic acidemia (MMA), propionic acidemia (PA), and other organic acidemias.

Learn more at www.vectivbio.com, and follow us on LinkedIn and Twitter.

Forward Looking Statements:

Forward-looking statements are statements that are not historical facts. Words and phrases such as “anticipated,” “forward,” “will,” “would,” “may,” “remain,” “potential,” “prepare,” “expected,” “believe,” “plan,” “near future,” “belief,” “guidance,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements concerning the timing of the 2023 Annual General Meeting. Such statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond VectivBio’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Such risks and uncertainties include, but are not limited to those risks and uncertainties identified in the “Risk Factors” section of VectivBio’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2023 and its other subsequent filings with the Securities and Exchange Commission. All forward-looking statements contained in this press release speak only as of the date on which they were made. Except to the extent required by law, VectivBio undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Contact:

Patrick Malloy

VectivBio SVP, Investor Relations and Strategic Communications

Patrick.Malloy@vectivbio.com